Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219 and 333-162219-01

RBS PLC LAUNCHES THE RBS OIL TRENDPILOTTM
EXCHANGE TRADED NOTES

Stamford, CT, September 15, 2011

RBS Securities Inc. (RBSSI) today announced the launch of the fourth exchange traded product in the growing suite of RBS TrendpilotTM Exchange Traded Notes (ETNs). The RBS Oil TrendpilotTM Exchange Traded Notes will be issued by The Royal Bank of Scotland plc (RBS plc) and will be listed on NYSE Arca, Inc. under the ticker “TWTI.”

The ETNs are designed for investors who seek exposure to the RBS Oil TrendpilotTM Index (USD) (the “Index”), which tracks either the RBS 12-Month Oil Total Return Index (the “Benchmark Index”), or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills (the “T-Bill Rate”), depending on the relative performance of the Benchmark Index on a simple historical 100-day moving average basis.  The Benchmark Index tracks twelve (12) light sweet crude oil (WTI) futures contracts, traded on the New York Mercantile Exchange (“NYMEX”), that are scheduled to expire in the immediately following calendar month and each of the eleven calendar months thereafter.  The Benchmark Index is rebalanced on a monthly basis so that each of the twelve (12) futures contracts is equally weighted upon each rebalancing.

Payment on the ETNs is linked to the performance of the Index, less an investor fee that is deducted daily at an annualized rate of 1.10% if the Index is tracking the Benchmark Index or an annualized rate of 0.50% if the Index is tracking the T-Bill Rate.  Investors have the right to require RBS plc to repurchase the ETNs on a daily basis, subject to a minimum repurchase requirement.  RBS plc, at its sole discretion, may also redeem the ETNs at any time prior to maturity.

“The RBS Oil TrendpilotTM ETNs, like the other ETNs in our TrendpilotTM suite, are designed for investors who seek an objective and transparent trend-following strategy that aims to mitigate, to some extent, the volatility of investing in oil.” said Michael Nelskyla, Head of Structured Retail Distribution, Americas.

The final pricing supplement can be found on the SEC website at:

http://www.sec.gov/Archives/edgar/data/729153/000095010311003829/dp26269_424b5-tpoil.htm

Media Enquiries:
The Royal Bank of Scotland plc:
Pholida Phengsomphone
+1 203.897.3350
pholida.phengsomphone@rbs.com

RBS Global Banking & Markets (GBM)
RBS Global Banking & Markets (GBM) division is a leading banking partner to major corporations, financial institutions and public sector clients around the world. GBM provides an extensive range of debt, equity and commodity markets, treasury and investor products, and financial advisory services. The division focuses on long-term customer relationships and excellence in global product execution. GBM is active in the Americas, EMEA and Asia Pacific.

The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have each filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of ETNs to which this communication relates. Before you invest in any ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.
Alternatively, RBS plc, RBS Group, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-3877

Copyright © 2011 RBS Securities Inc. All rights reserved. RBS conducts its U.S. securities business through RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA (http://www.finra.org) and SIPC (http://www.sipc.org), and an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc. RBS is the marketing name for the securities business of RBS Securities Inc. Copyright © 2011 RBS Securities Inc. All rights reserved.